Mail Stop 4561

May 31, 2007

By U.S. Mail and facsimile to 011-34-91- 257-1282.

José Antonio Alvarez
Chief Financial Officer
Banco Santander Central Hispano, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:** **Banco Santander Central Hispano, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 001-12518**

Dear Mr. Alvarez:

We have reviewed your response and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We may also have additional comments due to ongoing consultations with the Office of the Chief Accountant of the Commission and with international accounting regulatory agencies.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

58.3 Net Income and Stockholder's Equity reconciliations between IFRS and U.S. GAAP, page F-122

1.   We note that the Bank of Spain requires specific application of minimum allowance percentages for non-performing past due assets which do not appear to consider transaction or client specific factors. Please tell us how you considered

the application of these minimum allowance percentages in your IFRS to U.S. GAAP reconciliations.

2.   Please tell us if you expect to record any difference in the allowance for loan losses under IFRS as a result of changing from the statistical provisioning model presently required by the Bank of Spain to the use of your internal risk models subsequent to approval by the Bank of Spain.

* * * * *

Please provide a response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides the requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant